

May 7, 2013

<u>Via E-mail</u>
Mr. Michael Krzus
Chief Executive Officer
Emerald Oil, Inc.
1600 Broadway, Suite 1360
Denver, CO 80202

> **Re: Emerald Oil, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 19, 2013**
> **File No. 1-35097**

Dear Mr. Krzus:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

<u>Proposal 2, page 32</u>

1.   As part of proposal 2, you are asking shareholders to approve the issuance of additional shares of Series A preferred stock and PIK warrants for payment of the Series A perpetual preferred stock dividends. As you are seeking the authorization to issue preferred stock with a present intent to issue, financial statements appear material for the exercise of prudent judgment. Please revise to provide the financial statements required by Item 13 of Schedule 14A. See Items 11 and 13 of Schedule 14A, as well as Instruction 1 to Item 13.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence the undersigned at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: <u>Via E-mail</u>
       Kirk Tucker
       Mayer Brown LLP